Mail Stop 3561

December 22, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Leonard P. Forman
Chief Financial Officer
229 West 43rd Street
New York, New York 10036

  Re: The New York Times Company
    Form 10-K for the year ended December 25, 2005
    Filed February 23, 2006
    File No. 001-05837

Dear Mr. Forman:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 25, 2005

Management's Discussion and Analysis

– Results of Operations, page F-8

1. In future filings, please expand your discussion of production costs and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as staff reduction expenses, distribution, promotion and outside print expenses, and any other significant components that would enable readers to understand your business better. For example, you state that in 2005, costs and expenses for the News Media group increased due to staff reduction expenses and the recognition of stock-based compensation expense and due to increased distribution, promotion and outside printing expenses, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

- Liquidity and Capital Resources, page F-12

2. In future filings, please provide a more detailed explanation for the change in working capital. This discussion should not merely restate information that is obvious from reviewing the financial statements. For example, accounts receivables have increased at a greater pace than revenue and significantly impacted your cash from operations; however, you do not provide a discussion of the contributing factors. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Consolidated Statements of Income, page F-22

3. We note from your disclosure in Note 1 that advertising and circulation revenue is recognized net of certain adjustments such as provisions for estimated rebates, rate adjustments and discounts. Please revise future filings to describe in further detail the nature of such provisions and how they are calculated or determined and to the extent these amounts are material, please disclose the amounts of these revenue adjustments.

Consolidated Statements of Cash Flows, page F-24

4. We note your presentation of "capital expenditures –net" as an investing activity on the statements of cash flows. Please explain to us the nature of the amounts which are netted in this line item and explain why you believe it is appropriate to net these amounts on the face of the statements of cash flows. See paragraph 11 of SFAS No. 95.

Notes to the Financial Statements

– General

5. We note from your disclosure on page 13 that the Adolph Ochs family trust holds 88% of the Class B common stock and as a result, has the ability to elect 70% of the Board of Directors and to direct the outcome of any matter that does not require a vote of the Class A Common Stock. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 2. Goodwill and Other Intangible Assets, page F-29

6. We note your disclosure that goodwill and certain other intangibles are tested for impairment under SFAS No. 142. Please tell us, and revise the notes to the financial statements and MD&A in future filings, to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Note 3. Acquisitions and Dispositions, page F-30

7. We note that the acquisition of About.com resulted in the recognition of goodwill in the amount of $343.7 million. In light of the significant amount of goodwill, please explain to us and revise future filings to disclose the underlying business reasons for the acquisition and factors which lead to a purchase price in excess of net assets acquired as required by paragraph 51b of SFAS No. 141. Also, please confirm that you will revise future filings to comply with all disclosure requirements required by SFAS 141, where applicable.

Note 6. Other

8. We note that you adopted FIN 47 in December 2005 and recognized a cumulative effect of a change in accounting principle in the statements of income. Please tell us the amount of net income on a pro forma basis that would have been recorded for each period presented as if FIN 47 had been applied for all periods affected. Please tell us why you did not include these disclosures on the face of the

statements of income as required by paragraph 19(d) of APB 20 or alternatively you may revise future filings to include the required disclosures, accordingly. Also, in future filings, please compute on a pro forma basis and disclose in the footnotes to the financial statements for the beginning of the earliest year presented and at the end of all years presented the amount of the liability for asset retirement obligations as if FIN 47 had been applied during all periods affected. See paragraph 11 of FIN 47.

9. We note your disclosure that during 2005 you completed the sale of your current headquarters building and entered into a lease for the building with the purchaser/lessor through 2007. Please explain to us how you determined or calculated the amount of gain recognized in 2005 and the amount that is being deferred and amortized over the lease term. Your response to us should include your detailed calculation of the gain recognized and amount being deferred and amortized over the lease term.

Note 14. Stock Based Awards, page F-43

10. We note your disclosure that the decrease in stock based compensation expense in 2005 compared with prior years (on a pro forma basis) is due to a series of actions taken by the Company over the past three years including changing the terms of awards. Please tell us and revise future filings to disclose in detail the nature and management's reasons for the changes in the terms of the stock option awards and explain to us how you accounted for the modification of these options. Your response to us should include why you believe your treatment of the modifications to the stock option awards was appropriate and provide us with the relevant accounting literature which supports your conclusion. See paragraph 31 of FIN 44 and paragraph 51 of SFAS 123(R).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant